EXHIBIT 99.E



            Career Restricted Stock Award Agreement
                         June 19, 1998



Mr. Richard A. Manoogian
21001 Van Born Road
Taylor, Michigan  48180

Dear Mr. Manoogian:

     On behalf of the Company, we are pleased to inform you that on February 17, 1998 the Compensation Committee of the Board of Directors granted you an Award of Restricted Stock, pursuant to the Company's 1991 Long Term Stock Incentive Plan (the "Plan"), of thirty five thousand (35,000) shares of the Company's $1.00 par value Common Stock (the "Restricted Shares"). This letter and the attached Appendix (the "Agreement") state the terms of the Award and contain other provisions which on your acceptance commit the Company and you, so we urge you to read them carefully. You should also read the copies of the Plan and related Prospectus which are available form the Company. We have enclosed copies of these documents as well as our latest annual report to stockholders to the extent our records indicate you may not have previously received them. For purposes of this Agreement, use of the words "employment" or "employed" shall be deemed to refer to employment by the Company and its subsidiaries and unless otherwise stated shall not include employment by an "Affiliate" (as defined in the Plan) which is not a subsidiary of the Company unless the Committee so determines at the time such employment commences.

     Certificates for the shares of stock evidencing the Restricted Shares will not be issued but the shares will be registered in your name in book entry form promptly after your acceptance of this Award. You will be entitled to vote and receive any cash dividends (net of required tax withholding) on the Restricted Shares, but you will not be able to obtain a stock certificate or sell, encumber or otherwise transfer the shares except in accordance with the Plan.

     Restrictions on the Restricted Shares shall lapse in the following manner:

     (a) If since the date of the Award you have been continuously employed until the date of your retirement on or after age 65, the restrictions as to one-third of the Restricted Shares then unvested (rounded down to the nearest whole share) will automatically lapse on each January 14 following the date of your retirement from employment, but only if the effect of this sentence will result in restrictions lapsing sooner on a larger number of shares than would otherwise occur under the provisions of subparagraphs (i), (ii) or (iii) of paragraph (b) below.

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Mr. Richard A. Manoogian
June 19, 1998
Page 2

     (b) Notwithstanding the foregoing, if one or more of the conditions contained in subparagraphs (i), (ii) or
          (iii) below are achieved, restrictions on the Restricted Shares shall lapse as though such conditions had been achieved retroactively on or before January 14, 1999, (1) in installments of 10% of the Restricted Shares on each of January 14, 1999 and January 14, 2000, and (2) only to the extent restrictions on additional Restricted Shares are permitted by such subparagraphs to lapse, 10% of the Restricted Shares on January 14 of each succeeding year until January 14, 2008 at which time restrictions on the final 10% of the Restricted Shares shall lapse.

          (i) If either (A) the Earnings Requirement for 1998 is met, or (B) for 10 trading days at any time on or before the close of business on February 17, 1999 during a 90 day period the shares shall attain a closing price, as reflected on the New York Stock Exchange Composite Tape or if not listed on the exchange upon such other exchange or market on which the Common Stock is traded, of $25 or more per share, restrictions on 20% of the Restricted Shares shall lapse in accordance with the schedule set forth in the foregoing paragraph
               (b).

          (ii) If either (A) the Earnings Requirement for 1999 is met, or (B) for 10 trading days at any time on or before the close of business on February 17, 2000 during a 90 day period the shares shall attain a closing price, reflected as provided in (i) above, of $30 or more per share, restrictions on 20% of the Restricted Shares shall lapse in accordance with the schedule set forth in the foregoing paragraph (b). If neither of the conditions stated in subparagraph (i) above are satisfied, but either the Cumulative Earnings Requirement for 1998 and 1999 is satisfied, or the condition stated in clause (B) of the preceding sentence is satisfied, then restrictions on 40% of the Restricted Shares rather than 20% shall lapse under this subparagraph (ii).

          (iii) If (A) either the Earnings Requirement for 2000 is met or (B) for 10 trading days at any time on or before the close of business on February 17, 2001, during a 90 day period the shares shall attain a closing price, reflected as provided in (i) above, of $35 or more per share, restrictions on 60% of the Restricted Shares shall lapse in accordance with the schedule set forth in the foregoing paragraph (b). If at the time either of the conditions stated in the preceding sentence is satisfied restrictions have not lapsed in the aggregate on 40% of the Restricted Shares under subparagraphs (i) and (ii) above, and if either the Cumulative Earnings Requirement for 1998, 1999 and 2000 is satisfied or the condition stated in clause (B) of the preceding sentence is satisfied, then restrictions on all Restricted Shares for which restrictions have not theretofore lapsed shall

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Mr. Richard A. Manoogian
June 19, 1998
Page 3

               lapse in accordance with the schedule set forth in the foregoing paragraph (b).

     The "Earnings Requirement" and "Cumulative Earnings Requirement" for any period shall mean earnings per common share of the Company for such period, shall be calculated in each case in accordance with generally accepted accounting principles on a comparable basis and shall exclude, to the extent deemed appropriate by the Compensation Committee of the Board of Directors, nonrecurring or other unusual items of income and expense. The "Earnings Requirement" for any year shall be determined on a calendar year basis, the "Cumulative Earnings Requirement" for multiple years shall be determined on a combined basis for such years as a single accounting period and in each case are as follows:

                                  1998           1999           2000
Earnings Requirement              $1.80          $2.10          $2.50

                                  1998 and 1999  1998, 1999 and2000
Cumulative Earnings Requirement      $3.90              $6.40

     For purposes of the foregoing provisions, the percentage of Restricted Shares for which restrictions lapse shall be based on the initial number of Restricted Shares awarded, and in no event may restrictions on more than 100% of the Restricted Shares lapse. If your employment is terminated for any reason, with or without cause, prior to restrictions on Restricted Shares lapsing under the foregoing subparagraphs of paragraph (b) above, any retroactive vesting of such Restricted Shares under paragraph (b) above to a date prior to your termination of employment shall not reinstate any right to such Restricted Shares which you otherwise may have lost as a result of such termination of employment.

     In accordance with Section 6(c)(iv) of the Plan, if your employment should be terminated by reason of your death or permanent and total disability or if unforfeited Restricted Shares remain unvested and you should die following retirement from employment on or after you attain age 65, the restrictions on all Restricted Shares will lapse and your rights to the shares will become vested on the date of such termination or death.

     As restrictions lapse, a certificate for the number of Restricted Shares as to which restrictions have lapsed will be forwarded to you or the person or persons entitled to the shares.

     If your employment is terminated for any reason, with or without cause, other than retirement on or after age 65 or for a reason referred to in the second preceding paragraph, all Restricted Shares for which restrictions have not lapsed will be automatically forfeited to the Company.

     Notwithstanding the foregoing, if at any time you engage in an activity following your termination of employment which in the sole judgment of the Committee is detrimental to the

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Mr. Richard A. Manoogian
June 19, 1998
Page 4

interests of the Company, a subsidiary or affiliated company, all Restricted Shares for which restrictions have not lapsed will be forfeited to the Company.

     Your acceptance of this Award of Restricted Stock will acknowledge that you have read all of the terms and conditions herein and as set forth in the attached Appendix and will evidence your agreement to all of such terms and conditions and to the incorporation of the Appendix as part of this Agreement.

     Please complete your mailing address and social security number as indicated below, sign, date and return one copy of this Award Agreement to Eugene A. Gargaro, Jr., our Secretary, as soon as possible in order that this Award may become effective. Since the Restricted Shares cannot be registered in your name until we receive the signed copy of this Agreement, and since dividend, voting and other rights will only become effective at that time, your prompt attention and acceptance will be greatly appreciated.

                              Very truly yours,

                              MASCOTECH, INC.

                              /s/ FRANK M. HENNESSEY

                              Frank M. Hennessey
                              Chief Executive Officer


I accept and agree to the foregoing terms and conditions and the terms and conditions contained in the attached Appendix.



                              /s/ RICHARD A. MANOOGIAN
                              (Signature of Recipient)

                              21001 Van Born Road
                              Taylor, Michigan  48180

                              ###-##-####
                              (Social Security Number)

                              Dated:  July 8, 1998

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                    Appendix to Award Agreement


     In consideration of the award of Restricted Shares (the "Grant") contained in the foregoing letter agreement into which this Appendix is incorporated (the "Agreement"), you agree that, with respect to all other awards of options and restricted stock or phantom stock awards or stock appreciation rights (the "Awards") which you have previously been granted under the 1991 Long Term Stock Incentive Plan (the "Plan") of MascoTech, Inc. (the "Company") and similar Awards under all other plans of the Company and affiliated or formerly affiliated employers, the definition of "Change in Control" set forth in Section 6(g)(vi)(C) of the Plan shall constitute the exclusive definition of Change in Control for purposes of such Awards.

     The Company and you agree that all of the terms and conditions of the Grant are reflected in the Agreement and in the Plan, and that there are no other commitments or understandings currently outstanding with respect to any other Awards except as may be evidenced by agreements duly executed by you and the Company.

     By signing the Agreement you acknowledge acceptance of the Grant and receipt of the documents referred to in the Agreement and represent that you have read the Plan, are familiar with its provisions, and agree to its incorporation in the Agreement and all of the other terms and conditions of the Agreement. Such acceptance, moreover, evidences your agreement promptly to provide such information with respect to shares acquired pursuant to the Grant, as may be requested by the Company or any of its subsidiaries or affiliated companies.

     By accepting the Grant you: (a) agree to comply with the requirements of applicable federal and other laws with respect to withholding or providing for the payment of required taxes;
(b) acknowledge that (1) all of your rights to the Grant are embodied in the Agreement and in the Plan, (2) the Grant and acceptance of the Grant does not imply any commitment by the Company, a subsidiary or affiliated company to your continued employment or consulting relationship and (3) your employment status is that of an employee-at-will and in particularly that the Company, its subsidiary or affiliated company has a continuing right with or without cause (unless otherwise specifically agreed to in writing executed by you and the Company) to terminate your employment or other relationship at any time; and (c) agree that your acceptance represents your agreement not to terminate voluntarily your current employment (or consulting arrangement, if applicable) for at least one year from the date of grant unless you have already agreed in writing to a longer period.

     Section 3 of the Plan provides, in part, that the Committee appointed by the Company's Board of Directors to administer the Plan shall have the authority to interpret the Plan and Grant agreements, and decide all questions and settle all controversies and disputes relating thereto. It further provides that the determinations, interpretations and decisions of the Committee are within its sole discretion and are final, conclusive and binding on all persons. In addition, you and the Company agree that if for any reason a claim is asserted against the Company or any of its subsidiaries or affiliated companies or any officer, employee or agent of the foregoing (other than a claim involving non-competition restrictions or the Company's, a subsidiary's or an affiliated company's trade secrets, confidential information or intellectual property rights) which

(1) are within the scope of the Corporate Dispute Resolution Policy (the terms of which are incorporated herein);
(2) subverts the provisions of Section 3 of the Plan; or
(3) involves any of the provisions of the Agreement or the Plan or the provisions of any other option agreements relating to Company common stock or restricted stock awards or the claims of yourself or any persons to the benefits thereof, in order to provide a more speedy and economical resolution, the Corporate Dispute Resolution Policy shall be the sole and exclusive remedy to resolve all disputes, claims or controversies which are set forth above. It is our mutual intention that any arbitration award entered under the Corporate Dispute Resolution Policy will be final and binding and that a judgment on the award may be entered in any court of competent jurisdiction. Notwithstanding the provisions of the Corporate Dispute Resolution Policy, however, the parties specifically agree that any mediation or arbitration required by this paragraph shall take place at the offices of the American Arbitration Association located in the metropolitan Detroit area or such other location in metropolitan Detroit area as the parties might agree. The provisions of this paragraph: (a) shall survive the termination or expiration of this Agreement,
(b) shall be binding upon the Company's and your respective successors, heirs, personal representatives, designated beneficiaries and any other person asserting a claim based upon the Agreement, (c) shall supersede the provisions of any prior agreement between you and the Company or its subsidiaries or affiliated companies with respect to any of the Company's option or restricted stock incentive plans to the extent the provisions of such other agreement requires arbitration between you and your employer, and (d) may not be modified without the consent of the Company. Subject to the exception set forth above, you and the Company acknowledge that neither of us nor any other person asserting a claim described above has the right to resort to any federal, state or local court or administrative agency concerning any such claim and the decision of the arbitrator shall be a complete defense to any action or proceeding instituted in any tribunal or agency with respect to any dispute.

     The Agreement shall be governed by and interpreted in accordance with Michigan law.